

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2021

Yunwu Li
Chief Executive Officer and Chairman of the Board of Directors
CDT Environmental Technology Investment Holdings Limited
C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
Nanshan District, Shenzhen, China 518057

> **Re: CDT Environmental Technology Investment Holdings Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed June 25, 2021**
> **File No. 333-252127**

Dear Mr. Li:

　　We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1

Risk Factors
We primarily rely on a limited number of vendors, and the loss of any such vendor could harm our business, page 10

1.　　You disclose that for the year ended December 31, 2020, one vendor accounted for 58.6% of your total purchases.  Please revise to provide a more detailed description of your relationship with this vendor, including which types of products are supplied, and whether such relationship involves long term agreements or arrangements.  Please describe the material terms of any such agreements or arrangements.  To the extent you are substantially dependent on any agreement or arrangement with this vendor, file the agreement as an exhibit.  If you believe you are not substantially dependent on the agreements, please explain why.  Refer to Item 8(a) of Form F-1 and Item 601(b)(10) of

Regulation S-K.

You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.  Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Matthew Ogurick, Esq.